Exhibit 99.1

Volvo - Three Months Ended March 31, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--April 25, 2006--Volvo (NASDAQ:VOLVF) (STO:VOLVA) (STO:VOLVB) (BSE:VLV):

-- Net sales increased by 15% to SEK 60,172 M (52,253)

-- Income for the period increased by 23% to SEK 3,998 M (3,248)

-- Earnings per share rose by 24% to SEK 9.84 (7.93) before dilution

-- Group operating margin improved to 9.0% (8.7)

-- Operating cash flow, excluding Financial Services, amounted to a negative SEK 0.4 billion (neg: 1.3 billion)

-- Acquisition of 13% of the shares in Nissan Diesel, with an option to acquire an additional 6%

-- Strong demand for the new generation of trucks

	First Three Months
	2006	2005
Net sales, SEK M	60,172	52,253
Operating income, SEK M	5,430	4,536
Income after financial items, SEK M	5,472	4,603
Income for the period, SEK M	3,998	3,248
Earnings per share, SEK	9.84	7.93
Return on shareholders' equity
during most recent 12 month period, %	18.2	15.2

As of January 1, 2005 AB Volvo complies with International Financial Reporting Standards (IFRS), previously known as IAS, as adopted by the European Union. In the comments on earnings on pages 1-20, Volvo Financial Services is reported in accordance with the equity method. Financial information with Volvo Financial Services reported in accordance with the purchase method begins on page 21.

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CONTACT: Aktiebolaget Volvo
Investor Relations:
Christer Johansson, +46 31 66 13 34
Joakim Wahlstrom, +46 31 66 11 91
John Hartwell, +1 212 418 7432
Noah Weiss, +1 212 418 7431